

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2011

Via Email
David J. Wanemunde
President and Chief Executive Officer
Madison County Financial, Inc.
111 West Third Street
Madison, Nebraska 68748

Re: Madison County Financial, Inc.
Registration Statement on Form S-1
Filed May 1, 2012
File number 333-181070

Dear Mr. Warnemunde:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Cover Page

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

   - Describe how and when a company may lose emerging growth company status;
   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
   - State your election under Section 107(b) of the JOBS Act:
     - If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

> o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Summary, page 2

2. Revise the summary to include the tables on pages 107 and 109.

How We Determined the Offering Range, page 5

3. Revise to add a cross-reference to the section, "Determination of Share Price and Number of Shares to be Issued," beginning on page 105 of the Prospectus.

How We Intend to Use the Net Proceeds From the Offering, page 5

4. Revise the bullets to reconcile with the disclosures on page 102 in the second paragraph under "General". In this regard, revise page 5 to parenthetically disclose, after the first bullet, the amount of capital required as of the latest practicable date to achieve a 10% tangible capital to assets ratio for Madison County Bank. Revise the third bullet to briefly disclose how the $17.3 million will be initially invested or used. Revise page 102 to be consistent with the disclosures on page 5 insofar as the use of proceeds. Finally, ensure that both page 5 and page 102 reconcile with the table on page 26.

Risk Factors, page 11

5. We note your dependence on agricultural lending. We also note the information in the last paragraph of the first risk factor regarding the effect of corn prices on land prices in your area. Please include a separate risk factor for corn prices, setting out the principal underlying reasons for the increase in prices, what might affect this situation negatively and the possible consequences for your company. Provide more detailed information in the body of the text as warranted.

Determination of Share Price and Number of Shares to be Issued, page 107

6. The staff notes the disclosure of the company's pro forma price to earnings multiples at the maximum, as adjusted, maximum, and minimum levels. Please revise this information to be consistent with the amounts appearing on page 34 for the offering price as a multiple of pro forma net earnings per share, or give the reason for the differences noted in the discussion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christina Harley at 202-551-3695 or David Irving at 202-551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact David Lyon at 202-551-3421 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Mike Clampitt
Senior Attorney

By Email to: Steven T. Lanter
            slanter@luselaw.com